Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon St.
Boston, Massachusetts 02108

February 6, 2009

Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Advantage Advisers Multi-Sector Fund I-
Post-Effective Amendment No. 12 to the
Registration Statement on Form N-2
(the "Registration Statement")
(File Nos. 333-67926 and 811-10473)

Dear Mr. Greene:

      Thank you for your telephonic comments regarding Post-Effective Amendment No. 12 to the Registration Statement on Form N-2 for Advantage Advisers Multi-Sector Fund I (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on January 23, 2009 pursuant to Rule 486(b) of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act") (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments below and we have provided our responses to those comments. Where changes were necessary, they are reflected in the Fund's definitive prospectus and statement of additional information, which was filed pursuant to Rule 497(c) of the General Rules and Regulations via EDGAR on February 5, 2009.

1.	The Fund last filed its fidelity bond in October 2007, and before that in September 2003. Please explain why the Fund's fidelity bond has not been filed annually.

Response: The Fund maintains a joint fidelity bond with Advantage Advisers Augusta Fund, L.L.C. ("Augusta"). The Fund's current fidelity bond was filed with the Commission on September 15, 2008 under Augusta's CIK. The Fund will file its current fidelity bond under its CIK and will continue to do so in the future.

2.	Please add an undertaking to Part C that you will not sell Fund shares or make a rights offering below net asset value. You may provide this undertaking in your response letter and include it in your annual prospectus update for 2010.

Response: The Fund hereby undertakes that it will not sell its shares below their current net asset value and that it will not conduct a rights offering below net asset value, other than in compliance with the 1940 Act.

Mr. Larry Greene
February 6, 2009

3.	Is the Fund an "interval fund"?

Response: The Fund has adopted a fundamental policy of repurchasing a certain percentage of its shares at periodic intervals pursuant to Rule 23c-3. A fund operating in this manner is commonly referred to as an “interval fund.”

4.	Please do not place large blocks of text in all capital letters. If this a technical limitation of EDGAR, you need not change the EDGAR filing if the printed prospectus uses some other method of making the text prominent.

Response: This is a technical limitation of the EDGAR program used by the Fund's financial printer. Large blocks of text appearing in all capital letters in the Fund's EDGAR filing will appear in bolded text (and not in all capital letters) in the Fund's printed prospectus.

5. Does the Fund operate under Rule 23c-3?

Response: The Fund operates under Rule 23c-3.

6.	Is the language contained in the last paragraph of the cover page with respect to quarterly repurchase offers a fundamental policy?

Response: The Fund's fundamental policy with respect to repurchase offers is contained on page 36 of the prospectus under the heading "Repurchase Offers –Fundamental Policies with Respect to Share Repurchases." This section of the prospectus is cross-referenced on the cover page.

7.	Please add further explanation of the statement in the last paragraph of the cover page that "[t]endering shareholders may not have all of their tendered shares repurchased by the Fund."

Response: This statement is explained in further detail on page 37 of the prospectus under the heading "Repurchase Offers – Oversubscribed Repurchase Offer." This section of the prospectus is cross-referenced on the cover page.

8.	On page v in the Fee Table, please combine the Management Fee and the Incentive Fee into one line-item.

Response: We made the requested change.

9.	On page v in the Fee Table, the Fund discloses that "Other Expenses" amounted to 4.44% of net assets attributable to shares for the year ended September 30, 2008. Please explain why this expense ratio is so high.

Mr. Larry Greene
February 6, 2009

Response: Disclosure has been added in response to this comment.

10.	On page 1 of the prospectus under "Investment Program," the Fund discloses that it uses a variety of investment techniques and instruments. To the extent theses investment techniques and instruments are impacted by the current financial crisis, please add appropriate risk disclosure.

Response: Risk disclosure in this regard is contained in the "Risk Factors" section beginning on page 8 of the prospectus and elsewhere.

11.	Rule 23c-3(b)(10) requires that from the time the Fund sends a repurchase offer notification to shareholders until the repurchase pricing date, "(i) . . .a percentage of the company's assets equal to at least 100 percent of the repurchase offer amount shall consist of assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the company has valued the investment, within a period equal to the period between a repurchase request deadline and the repurchase payment deadline, or of assets that mature by the next repurchase payment deadline. . . . (iii) In supervising the company's operations and portfolio management by the investment adviser, the company's board of directors shall adopt written procedures reasonably designed, taking into account current market conditions and the company's investment objectives, to ensure that the company's portfolio assets are sufficiently liquid so that the company can comply with its fundamental policy on repurchases, and comply with the liquidity requirements of paragraph (b)(10)(i) of this section." On page 5 under "Closed-End Structure," the Fund states, "In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than the Fund, including that a mutual fund may not invest more than 15% of its assets in illiquid securities." Please indicate whether the Fund's policies comply with Rule 23c-3(b)(10), and please clarify this statement in light of the Fund's stated policy on page 17 of the prospectus under "Restricted and Illiquid Investments" that it "may invest up to 15% of the value of its total assets (measured at the time of investment) in investments that are illiquid."

Response: As stated on page 17 of the prospects under "Restricted and Illiquid Investments," the Fund has a non-fundamental policy limiting the Fund's investments in illiquid securities to 15% of the value of its total assets (measured at the time of investment). Ordinarily, this policy would be more restrictive than the Fund's obligations under Rule 23c-3(b)(10) and, in any event, the Fund also complies with its obligations under Rule 23c-3(b)(10). We have made the requested clarification on page 5 of the prospectus under "Closed-End Structure."

12.	On page 7 of the prospectus, the Financial Highlights table indicates that the Fund's portfolio turnover rate has been steadily increasing. Please explain this increase.

Response: We added responsive disclosure in the prospectus under "Risk Factors – Active Management of Portfolio."

Mr. Larry Greene
February 6, 2009

13.	If the Fund's expenses relating to short sales are significant as a percentage of the Fund's net asset value attributable to common shares for the year ended September 30, 2008, please include them as a separate line item in the Fee Table on page v of the prospectus.

Response: We made changes to the fee table in response to this comment.

14.	On page 14 of the prospectus, the Fund discloses risks related to investments in foreign securities. If the Fund invests in emerging or developing markets, please add appropriate risk disclosure.

Response: We added disclosure in the prospectus under "Risk Factors – Emerging Markets Risk" in response to this comment.

15.	On page 15 of the prospectus, the Fund discloses risks related to leverage and borrowing. Is the type of borrowing (e.g., debt, preferred securities, auction rate preferred securities) the Fund engages in explained elsewhere? If not, please add appropriate disclosure.

Response: We revised the disclosure on page 15 in response to your comment.

16.	On page 16 of the prospectus under "Swaps and Other Customized Derivative Instruments," please disclose that, if the Fund begins to invest in any new derivative instruments that may be developed and are not currently available, the Fund will amend its prospectus to inform shareholders of the new instrument(s) in which the Fund is investing.

Response: The Fund is cognizant of its obligation to maintain a current prospectus that clearly and concisely describes the types of investments that the Fund makes. The Fund is aware of the staff's views with respect to an investment company's disclosure obligations regarding the types of investments that it makes, as articulated in Guide 3 to Form N-1A.1 In preparing and supplementing its prospectus and SAI disclosure, the Fund will continue to do so consistent with the principles articulated in Guide 3.

17.	On page 16 of the prospectus under "Swaps and Other Customized Derivative Instruments," the Fund discloses that it invests in a variety of swaps. If the Fund invests in credit default swaps, or any other similar instrument that is the functional equivalent of "unregulated insurance," please note that the Fund makes such investment.

Response: The swaps and other instruments that the Fund utilizes are not of the type referred to in your comment.

_________________
[1]	See 1940 Act Rel. No. 13436 (Aug. 12, 1983). The guidelines to Form N-1A are equally applicable to Form N-2. See Registration Form for Closed-End Management Investment Companies, 1940 Act Rel No. 19115 (Nov. 20, 1992).

Mr. Larry Greene
February 6, 2009

18.	On page 17 of the prospectus under "Limited Diversification," the Fund discloses that there are relatively few limitations on the percentage of the Fund's assets that may be invested in the securities of any one issuer. Please clarify whether there are any limitations on the Fund's activities in this regard.

Response: On page 17 of the prospectus under "Limited Diversification," the Fund discloses that it has a non-fundamental policy of investing no more than 15% of the value of its total assets (measured at the time of investment) in the securities of any one issuer. We have also revised the disclosure to which you referred.

19.	On page S-1 of the SAI, fundamental policy #1 states, "The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities, as defined hereafter) of issuers engaged in any single industry." Please explain how this fundamental policy is consistent with the Fund's investment strategy of allocating 1/3 of its assets to each of three separate sectors.

Response: The three sectors to which the Fund allocates its assets each comprise a wide range of different industries. In allocating its assets to the three sectors in which it invests, the Fund will comply with its fundamental policy of not investing 25% or more of the value of its total assets in the securities of issuers engaged in any single industry.

20.	On page S-1 of the SAI, fundamental policy #2 states, "The Fund will not issue senior securities representing stock, but may borrow money from banks, brokers and other lenders, and may engage in transactions involving the issuance by the Fund of 'senior securities' representing indebtedness, to the extent permitted by the 1940 Act." Do you further explain the borrowing limitations of the 1940 Act elsewhere in the prospectus or SAI (e.g., the 300% asset coverage limitation)?

Response: The limitations with respect to the Fund's borrowings are explained on page 15 of the prospectus under the heading "Risk Factors – Leverage; Borrowing," and on pages S-2 and S-3 of the SAI under the heading "Certain Portfolio Securities and Other Investment Policies – Leverage."

21.	On page S-7 of the SAI under "Temporary Investments," the Fund discloses, "A Separate Investment Account may also invest in money market instruments or purchase shares of money market mutual funds pending investment of its assets in equity securities or non- money market fixed-income securities, or to maintain such liquidity as may be necessary to effect repurchases of shares or for other purposes." Is there any percentage of the Fund's assets associated with this policy?

Mr. Larry Greene
February 6, 2009

Response: No. The purpose of this policy is to maintain the Fund's assets in high-quality short-term instruments until such assets are deployed for purposes of pursuing the Fund's long-term investment objectives or paid out in satisfaction of anticipated obligations of the Fund. As such, the amount of assets invested in such instruments is a function of these two elements and is not an investment strategy in and of itself.

22.	On page S-14 of the SAI in the chart disclosing the dollar rage of equity securities owned by Trustees, please designate which Trustees are Independent Trustees and which Trustees are Interested Trustees.

Response: We made the requested change.

23.	On page S-17 of the SAI under "Portfolio Manager Compensation," the Fund discloses that Mr. Wimsatt's compensation is based in part on the "performance of the funds" that he manages. If this compensation, or the compensation of any of the other portfolio managers, is based on a benchmark or index, please disclose the benchmark or index and the relevant measurement period.

Response: The Fund has been informed that Mr. Wimsatt's compensation is not based on a benchmark or index.

24.	Please make clear in the prospectus that the Fund's shares are offered on a continuous basis rather than a delayed basis.

Response: We made more prominent existing disclosure to this effect.

*           *           *

     In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions concerning our responses to your comments, please direct them to Ken Burdon at (617) 573-4836 or the undersigned at (617) 573-4814.

Sincerely,

/s/	Thomas A. DeCapo
Thomas A. DeCapo